

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3628**

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Via E-Mail
William S. Rosenstadt, Esq.
Ortoli Rosenstadt LLP
366 Madison Avenue, 3rd Floor
New York, NY 10017

> **Re:** **Cantabio Pharmaceuticals Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 22, 2019**
> **File No. 0-54906**
>
> **Schedule 13E-3**
> **Filed on April 10, 2019**
> **File No. 5-87485**

Dear Mr. Rosenstadt:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing person's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary information statement.

**Schedule 13E-3**

1.  We note that disclosure regarding the going-private transaction is contained in the preliminary information statement on Schedule 14C filed on March 22. We also note that the Schedule 13E-3 was not filed until April 10, 2019. The Schedule 13E-3 was required to have been filed at the same time as the filing of the preliminary information statement. Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and General Instruction D.1 to Schedule 13E-3.

2.      Financial information appears to have been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the Company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A.  Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3.  Refer to Division interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov.  This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

3.      The Schedule 13E-3 indicates in Items 9 and 16 that the Board has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split.  However, no corresponding disclosure described in Item 1015 is provided in the information statement on Schedule 14C, including the disclosure referenced in Item 1015(b)(2) through (6), nor is the report filed as an exhibit to the Schedule 13e-3.  Please revise the disclosure statement to be mailed to shareholders to provide this disclosure, and file the report as an exhibit to the Schedule 13E-3.  Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and Items 9 and 16 to Schedule 13E-3.

**Preliminary Information Statement**

Factors Considered by Our Board of Directors as to the Fairness…, page 16

4.      The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise this section to either include the factors described in clauses (iv) and (vii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.  Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and Item 8.

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We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions